SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )


                                Concerto Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    20602t106
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                    Michael Wright, Bear, Stearns & Co. Inc.
                  115 South Jefferson Road, Whippany, NJ 07981
                                 (973) 793-2214
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)


CUSIP No.    20602t106                13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                The Bear Stearns Companies Inc.**
                                IRS # 13-3286161
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                 WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          565,314
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                              565,314

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    565,314

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                    5.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       HC

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Bear, Stearns & Co. Inc.**
                                IRS # 13-3299429
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          565,314
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                              565,314

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   565,314

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     5.04%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       BD

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.   20602t106                13D                   Page    of    Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
          Common Stock             Concerto Software, Inc.
                                              6 Technology Park Drive
		             Westford, MA 01886


________________________________________________________________________________
Item 2.  Identity and Background.

     (a)Name:  Bear, Stearns & Co. Inc. ("Bear Stearns")

     (b)Place of Organization:     Delaware

     (c)(i)Principal Business:   Securities Broker/Dealer
        (ii)         Address:    383 Madison Avenue
                                 New York, NY 10179
     (d)None

     (e)Any such proceedings are reported and summarized in Bear Stearn's
              Form BD filed with the Securities and Exchange Commission, which descriptions are hereby incorporated by reference.

     (f)See Appendix I

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

Working Capital; The aggregate purchase price of the 565,314 shares of Common Stock was approximately $6,789,421,14.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

Bear Stearns has acquired the Common Stock of Concerto Software, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear, Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear, Stearns with respect to the Issuer, it should be noted that the possible activities of Bear, Stearns are subject to change at any time.
Except as set forth above, Bear, Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of item 4 of Schedule 13D.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer as of 01/28/2004.

     (a)Number:                                                  565,314
        Percentage:                                              5.04%

     (b)1.Sole power to vote or to direct the vote:              0
        2.Shared power to vote or to direct the vote:            565,314
        3.Sole power to dispose or to direct the disposition:    0
        4.Shared power to dispose or to direct the disposition:  565,314

     (c)Information concerning transactions in the common stock effected by Bear, Stearns is set forth on Appendix II hereto.

     (d)Inapplicable.

     (e)Inapplicable.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                                      None

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

                                      None

________________________________________________________________________________


**Bear, Stearns & Co. is a subsidiary of The Bear, Stearns Companies Inc.



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      February 6, 2004
                                        ----------------------------------------
                                                         (Date)


                                                          /S/
                                        ----------------------------------------
                                                       (Signature)


                                       Steve Kraemer/Senior Managing Director
                                        ----------------------------------------
                                                       (Name/Title)


                                 APPENDIX I
          DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.

Name                      Principal Occupation or Employment

James E. Cayne            Chairman of the Board, Chief Executive Officer and
                          Director

Alan D. Schwartz          President, Co-Chief Operating Officer and Director

Warren J. Spector         President, Co-Chief Operating Officer and Director

Alan C. Greenberg	        Chairman of the Executive Committee

Kenneth L. Edlow          Secretary

Michael Minikes           Treasurer and Director

Mark E. Lehman            Executive Vice President


Samuel L. Molinaro Jr.    Chief Financial Officer/Senior Vice President-Finance
                          and Director

E. John Rosenwald Jr.     Vice-Chairman of the Board and Director

Michael L. Tarnopol       Vice-Chairman of the Board and Director

Steven L. Begleiter	  Director

Kathryn R. Booth          Director

Denis A. Bovin            Director

Peter D. Cherasia         Director

Ralph R. Cioffi           Director

Barry J. Cohen            Director

Wendy L. de Monchaux      Director

Bruce E. Geismar          Director

Daniel L. Keating         Director

David A. Liebowitz        Director

Richard R. Lindsey        Director

Bruce M. Lisman           Director

Roland N. Livney          Director

Jeffrey Mayer             Director

Steven D. Meyer           Director

Fares D. Noujaim          Director

Craig M. Overlander       Director

Aldo Parcesepe            Director

Stephen E. Raphael        Director

Robert M. Steinberg       Director

Donald W. Tang            Director

Michael J. Urfirer        Director

Jeffrey H. Urwin          Director

Eli Wachtel               Director


All Directors and Executive Officers are citizens of the United States and their business address is 383 Madison Avenue, New York, New York 10179. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of the Bear, Stearns Companies Inc.


                                  APPENDIX II

                                Concerto Software, Inc.
                      Trading from 11/30/2003 through 01/28/2004
                              (Various Firm's Accounts)


      		 ***** 01/28 *****
              5,838  CONCERTO SOFTWARE INC          12.0721        70,476.92
  1,926  CONCERTO SOFTWARE INC          12.0721        23,250.86
         3,036  CONCERTO SOFTWARE INC          12.0721        36,650.90

					 ***** 01/27 *****
9,438  CONCERTO SOFTWARE INC          12.0526       113,752.44
           3,115  CONCERTO SOFTWARE INC          12.0526        37,543.85
  6,646  CONCERTO SOFTWARE INC          12.0526        80,101.58

			 ***** 01/06 *****
 42,268  CONCERTO SOFTWARE INC          12.0040       507,385.07
13,944  CONCERTO SOFTWARE INC          12.0040       167,383.78
 21,753  CONCERTO SOFTWARE INC          12.0040       261,123.01

                   ***** 12/24 *****
  5,000  CONCERTO SOFTWARE INC          11.9960        59,980.00
  1,600  CONCERTO SOFTWARE INC          11.9960        19,193.60
  2,500  CONCERTO SOFTWARE INC          11.9960        29,990.00

                   ***** 12/23 *****
  3,930  CONCERTO SOFTWARE INC          11.9695        47,040.14
  1,297  CONCERTO SOFTWARE INC          11.9695        15,524.44
  2,020  CONCERTO SOFTWARE INC          11.9695        24,178.39

	  ***** 12/22 *****
 28,321 CONCERTO SOFTWARE INC          12.0141       340,251.33
  9,400  CONCERTO SOFTWARE INC          12.0141       112,932.54
 14,600 CONCERTO SOFTWARE INC          12.0141       175,405.86
        4- CONCERTO SOFTWARE INC          12.0200            48.07-
                  ***** 12/19 *****
 9,599  CONCERTO SOFTWARE INC          12.0147       115,329.11
 3,167  CONCERTO SOFTWARE INC          12.0147        38,050.55
 4,934  CONCERTO SOFTWARE INC          12.0147        59,280.53
                  ***** 12/18 *****
11,085  CONCERTO SOFTWARE INC          12.0158       133,195.14
  3,640  CONCERTO SOFTWARE INC          12.0158        43,737.51
  6,575  CONCERTO SOFTWARE INC          12.0158        79,003.89
                 ***** 12/12 *****
         1  CONCERTO SOFTWARE INC          12.0300            12.03
        	 ***** 12/08 *****
32,429- CONCERTO SOFTWARE INC          12            389,148.00-
10,702- CONCERTO SOFTWARE INC          12            128,417.98-
16,669- CONCERTO SOFTWARE INC          12            200,018.63-
	 ***** 12/05 *****
      67- CONCERTO SOFTWARE INC          11.9300           799.27-
	 ***** 12/03 *****
 4,905  CONCERTO SOFTWARE INC          11.9300        58,516.65
 1,600  CONCERTO SOFTWARE INC          11.9300        19,088.00
 2,500  CONCERTO SOFTWARE INC          11.9300        29,825.00




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).